390 E. Parkcenter Blvd., Boise, ID 83706
Tel: 208.424.1027 Fax: 208.424.1030

May 29, 2015

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mara L. Ransom, Assistant Director

Re:	U.S. Geothermal Inc.
Registration Statement on Form S-3 (File No. 333-202907)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U.S. Geothermal Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) takes appropriate action to declare the above-referenced Registration Statement on Form S-3 (File No. 333-202907) effective on June 2, 2015 at 4:00 P.M. Eastern Time, or as soon thereafter as practicable.

In connection with this acceleration request, the Company hereby acknowledges that:

•

should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also requests that the Commission confirms the effective date and time of the Registration Statement.

Kerry D. Hawkley
May 29, 2015

Thank you for your review of this filing. If you have any questions with respect to this letter, please contact the undersigned at (208) 424-1027, or Kimberley R. Anderson of Dorsey & Whitney LLP at (206) 903-8803.

Sincerely,

U.S. Geothermal Inc.

By:	/s/ Kerry D. Hawkley
Kerry D. Hawkley
Secretary and Chief Financial
Officer

cc:	Kimberley R. Anderson, Dorsey & Whitney LLP